EXHIBIT 99.1

                                                                          [YELL]


                                                                9 December, 2005

        news release news release news release news release news release


       YELL GROUP REPORTS YELLOWBOOK.COM'S PERFORMANCE FOR THE FIRST TIME
                          AT ITS INVESTOR SEMINAR 2005


Yell is today holding an Investor Seminar in the United States at which its UK and US management is presenting on its business. Included in the information being released is new information that relates to Yellowbook.com, the US online service which is part of Yellow Book USA, and is set out below. Yell is not providing a trading update at its Investor Seminar and confirms that the Group is well on track to meet full year expectations, as was stated in its results for the six months ended 30 September 2005, announced on 8 November 2005.


YELLOWBOOK.COM'S PERFORMANCE

Yellowbook.com has grown consistently over the last three years as Yellow Book has taken advantage of the increase in its geographic platform and establishment of its brand to extend its online offering to users and advertisers. Yell.com continues to work closely with Yellowbook.com, which is benefiting from Yell.com's experience.

o Revenue was $17.9 million for the six months ended 30 September 2005, including TransWestern from 15 July 2005, the date of acquisition. For the year ended 31 March 2005, revenue was $22.2 million compared with $12.8 million for the previous year. This revenue has previously been reported as part of Yellow Book's overall revenue

o The number of online adverts was 993,500 at 30 September 2005, including TransWestern. For the year ended 31 March 2005, there were 562,000 adverts online, compared with 375,000 the previous year

o There were 2.7 million unique visitors during the month of September 2005. There were 1.3 million during March 2005

In addition, it was stated that Yellowbook.com's customers, including TransWestern, represent 51% of Yellow Book's print customer base at 30 September 2005. Retention of online customers was broadly in line with print retention for the six months ended 30 September 2005.



THE INVESTOR DAY PRESENTATIONS

The presentation slides are available on our website at www.yellgroup.com and a webcast of the presentations will be available on the site from Monday 12 December.


ENQUIRIES
YELL
Jill Sherratt
Head of Investor Relations

Tel:    +44 (0) 118 950 6984
Mobile: +44 (0) 7764 879808

Assistant: Azmin Merali +44 (0) 118 950 6287


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2005 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

      A copy of this release can be accessed at yellgroup.com/announcements